August 10, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Larry Spirgel
Re:	Clear Channel Communications, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2005, filed March 10, 2006 Form 10-Q for the quarterly period ended March 31, 2006 File No. 1-09645
Dear Mr. Spirgel:
This letter is in response to the Staff’s comments by its letter dated August 1, 2006 relating to the Company’s above-referenced Form 10-K and Form 10-Q. The Company’s responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page 58
1.	Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 — 13 of SFAS No. 95.
The Company advises the Staff that it will comply with this requirement in the Form 10-K for the Fiscal Year Ended December 31, 2006 by reflecting the changes in accounts receivable on a gross basis.
Note A — Summary of Significant Accounting Policies
Intangible Assets, page 62
2.	We note that you utilize an outside valuation expertise to fair value your intangible assets. While you are not required to make reference to the outside expert, when you do you should disclose the name of the expert. If you decide to delete your reference to the outside valuation, please revise the disclosure to explain the theoretical models and assumptions used by you to determine the valuation.
The Company advises the Staff that it will comply with this requirement in the Form 10-K for the Fiscal Year Ended December 31, 2006 by either disclosing the name of the outside expert used to value
200 E. Basse Road o San Antonio, TX 78209-8328 o Tel. 210.822.2828 o ww.clearchannel.com the Company’s intangible assets or disclosing the assumptions used in the theoretical models to determine valuation.
Stock-based Compensation, page 65
3.	Please tell us and disclose why the pro forma stock compensation expense is a credit in 2005.
The Company advises the Staff that the pro forma stock compensation expense attributable to discontinued operations was a credit in 2005 due to the forfeiture of unvested options upon the spin-off of Live Nation in the fourth quarter of 2005. Employees of Live Nation were no longer employees of the Company and therefore forfeited their Company options. The Company chose to recognize forfeitures as they occurred in accordance with FAS 123 ¶28. In accordance with FAS 123 ¶26, the amount reversed was the previously recognized expense associated with unvested options at the date of forfeiture.
Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 91
4.	We note your disclosure that “Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect these internal controls.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and revise to provide the disclosure required by Item 308(c) of Regulation S-K.
The Company advises the Staff that there were no changes in its internal control over financial reporting that occurred during the fourth fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company also advises the Staff that it will conform its disclosure to comply with Item 308(c) of Regulation S-K in the Form 10-K for the Fiscal Year Ended December 31, 2006.
Form 10-Q for the period ended March 31, 2006
5.	Please comply with all of the above comments as applicable.
Comment 1: The Company advises the Staff that this comment does not apply to the Company’s Form 10-Q due to the presentation of a Condensed Statement of Cash Flows.
200 E. Basse Road o San Antonio, TX 78209-8328 o Tel. 210.822.2828 o ww.clearchannel.com

Comment 2: The Company advises the Staff that this comment does not apply to the Company’s Form 10-Q due to the reduced disclosures requirements for the Form10-Q.
Comment 3: The Company advises the Staff that this comment does not apply to the Company’s Form 10-Q.
Comment 4: The Company advises the Staff that it will comply with the requirement in Item 308(c) of Regulation S-K in the Company’s Form 10-Q.
*     *     *     *
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact Herb Hill at (210) 832-3364 or Hamlet Newsom at (210) 832-3320.
Very truly yours,

/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays, President and Chief Financial Officer Hamlet Newsom, Associate General Counsel Wilhelm E. Liebmann, Akin Gump Strauss Hauer & Feld LLP
200 E. Basse Road o San Antonio, TX 78209-8328 o Tel. 210.822.2828 o ww.clearchannel.com